Exhibit 99.1

Uxin Reports Unaudited First Quarter of Fiscal Year 2022 Financial Results

BEIJING, September 24, 2021 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the quarter ended June 30, 2021.

Highlights for the Quarter Ended June 30, 2021

•	Transaction volume was 3,011 units for the three months ended June 30, 2021, compared with 1,719 units last quarter and 3,887 units in the same period last year.
•	Total revenues were RMB277.8 million (US$43.0 million) for the three months ended June 30, 2021, compared with RMB196.0 million last quarter and RMB62.2 million in the same period last year.
•	Gross margin was 4.0% for the three months ended June 30, 2021, compared with 4.6% last quarter and negative 28.4% in the same period last year.
•	Loss from continuing operations was RMB50.7 million (US$7.9 million) for the three months ended June 30, 2021, compared with RMB97.4 million last quarter and RMB128.4 million in the same period last year.
•	Non-GAAP adjusted loss from continuing operations was RMB44.6 million (US$6.9 million) for the three months ended June 30, 2021, compared with RMB98.0 million last quarter and RMB133.0 million in the same period last year.
•	Net loss from continuing operations was RMB69.2 million (US$10.7 million) for the three months ended June 30, 2021, compared with RMB132.8 million last quarter and RMB152.4 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We delivered solid results this quarter despite this being one of the most challenging quarters we’ve experienced over the last ten years. While we were only able to maintain a relatively small retail inventory due to the capital constraints, we managed to enhance our fundamental operation capabilities and streamlined our processes in vehicle sourcing, reconditioning, sales and delivery in our first inspection and reconditioning center (“IRC”) in Xi’an. At the same time, we continued to improve our operational efficiency and optimized the organization at all business levels. All the progress we achieved in this quarter has built a solid foundation for our future business expansion and the replication of our Xi’an IRC model.”

“After receiving the first tranche of the financing transaction in July, our business has been recovering as expected and gradually resuming to high-quality growth momentum. Fueled by our strong supply chain capabilities, the retail inventory in Xi’an IRC has been growing rapidly. The increasing selection of quality vehicles under our inventory-owning model will drive sustainable sales growth, as we continue to fulfill orders with excellent customer satisfaction.”

Mr. Dai continued, “This year marks Uxin’s tenth anniversary which we just celebrated on September 9. In the past decade, we have experienced both exciting and tough times. Uxin has become stronger because of all the challenges we have overcome as one team. It all started with the mission to “make it easy for every Chinese customer to own a quality used vehicle”. This is the solid foundation that drives our passion to provide customers with high quality, value-for-money used cars and best-in-class services. We are confident and determined to continue contributing to the long-term healthy development of China’s used car industry.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said, “Even under various financial constraints, we were able to increase our total sales volume and revenues compared with the prior quarter. At the same time, we continued to focus on optimizing cost and expenses, and substantially decreased our Non-GAAP adjusted loss. To better balance supply capacity and capital efficiency in this quarter, we sold more used vehicles through wholesale channels. Additionally, the closing of the first tranche of the financing transaction in July substantially improved our financial position and enabled us to expand our operations. We expect the company’s performance to continue improving in the following quarters.”

Financial Results for the Quarter Ended June 30, 2021

Total revenues were RMB277.8 million (US$43.0 million) for the three months ended June 30, 2021, compared with RMB62.2 million in the same period last year. The increase was primarily due to increases in revenue recognized on a gross basis as a result of the Company selling used cars from its own inventory since September 2020 and was partially offset by the decrease in retail transaction volume and GMV1 as a result of the Company’s business model transformation.

Retail vehicle sales revenue was RMB91.7 million (US$14.2 million) for the three months ended June 30, 2021, compared with nil in the same period last year. For the three months ended June 30, 2021, retail transaction volume was 679 units, all of which were sold from the Company’s own inventory and therefore the corresponding revenue was recognized on a gross basis.

Wholesale vehicle sales revenue was RMB176.6 million (US$27.4 million) for the three months ended June 30, 2021, compared with nil in the same period last year. Wholesale vehicle sales included sales of used vehicles acquired from individuals that did not meet the Company’s retail standards to list and sell through its proprietary ecommerce platform, and therefore, sold through offline dealerships.

Other revenue was RMB9.5 million (US$1.5 million) for the three months ended June 30, 2021, compared with RMB10.5 million in the same period last year. The decrease was mainly due to a decrease in advertising fee.

Cost of revenues was RMB266.7 million (US$41.3 million) for the three months ended June 30, 2021, compared with RMB79.9 million in the same period last year. Due to the adoption of the inventory-owning model, the components of the Company’s cost of revenues were significantly different in the three months ended June 30, 2021, compared to the same period last year. As a result, the increase was primarily due to an increase in vehicle acquisition costs related to the Company building up its own inventory since September 2020.

Gross margin was 4.0% for the three months ended June 30, 2021, compared with negative 28.4% in the same period last year. Due to the adoption of the inventory-owning model, revenue recognition and the components of the Company’s cost of revenues were significantly different in the three months ended June 30, 2021 compared with the same period last year, which led to different margin profiles.

Total operating expenses were RMB83.4 million (US$12.9 million) for the three months ended June 30, 2021. Total operating expenses excluding the impact of share-based compensation were RMB77.2 million.

•	Sales and marketing expenses were RMB42.2 million (US$6.5 million) for the three months ended June 30, 2021, a decrease of 63.6% from RMB115.8 million in the same period last year. The decrease was mainly due to a decrease in employee compensation and benefits as a result of a decrease in headcount, as well as a decrease in traffic acquisition cost. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

•	General and administrative expenses were RMB38.3 million (US$5.9 million) for the three months ended June 30, 2021, a decrease of 55.9% from RMB86.9 million in the same period last year. The decrease was mainly due to a decrease in employee compensation and benefits as a result of a decrease in headcount, a decrease in severance costs as a result of the prior year’s more termination of certain employment contracts, as well as a decrease in rent expenses and depreciation. General and administrative expenses excluding the impact of share-based compensation were RMB32.2 million.

•	Research and development expenses were RMB8.3 million (US$1.3 million) for the three months ended June 30, 2021, a decrease of 63.4% from RMB22.8 million in the same period last year. The decrease was primarily due to a decrease in employee compensation and benefits as a result of a decrease in headcount, as well as a decrease in IT infrastructure service-related expenses. Share-based compensation expenses associated with research and development expenses were nil during the quarter.

•	Provision for credit losses, net resulted in a reversal of RMB5.5 million (US$0.8 million) for the three months ended June 30, 2021, mainly due to a slight reversal of provision in receivables.

Loss from continuing operations was RMB50.7 million (US$7.9 million) for the three months ended June 30, 2021, compared with RMB128.4 million in the same period last year.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB44.6 million (US$6.9 million) for the three months ended June 30, 2021, compared with RMB133.0 million in the same period last year.

Net loss from continuing operations was RMB69.2 million (US$10.7 million) for the three months ended June 30, 2021, compared with RMB152.4 million in the same period last year.

Liquidity

The COVID-19 pandemic has caused a general slowdown in economic activity, and the weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. These factors have materially and adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, the impact of the pandemic may continue to create significant challenges and uncertainties for the market environment as the COVID-19 pandemic continues to evolve and its full impact will still depend on future developments.

In response to the current economic situation, the Company has taken actions to improve its liquidity and cash position. As disclosed in the earnings release for the quarter ended June 30, 2020, the Company entered into a modified supplemental agreement in July 2020 with a financing partner to settle its remaining guarantee liabilities associated with historically facilitated loans. Under the modified supplemental agreement, the Company is able to settle its obligations by making installment payments through to 2025, which will reduce the Company’s cash outflow commitments over the next few years.

On June 15, 2021, the Company entered into definitive agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest a total of up to US$315 million. The first tranche of this financing transaction was completed on July 12, 2021 and the Company has issued a total of 291,290,416 senior convertible preferred shares, equivalent to 97,096,805 American Depositary Shares (“ADSs”) to NIO Capital and Joy Capital for an aggregate amount of US$100 million. Concurrently, the Company has agreed with its convertible notes holders, including 58.com, TPG and Warburg Pincus, to convert their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company. On July 12, 2021, the conversion was completed and the related Class A ordinary shares were issued.

In addition, the Company entered into operating payables waiver agreements with several suppliers in May and June 2021, pursuant to which the Company will be exempted from the repayment of other payables of approximately RMB120.4 million.

Looking forward, the Company continues to control its cash outflows by decreasing overall costs and expenses through the upgrade of its used car transaction process and the migration of its sales channel completely online, as well as streamlining its business operations with stringent cost control measures.

Considering all the actions mentioned above, the Company believes that its current cash and cash equivalents, cash considerations received from recent financing transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements for at least the next twelve months of operations.

Business Outlook

We expect our total revenues to be in the range of RMB310 million to RMB330 million for the three months ending September 30, 2021. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on September 24, 2021 U.S. Eastern Time (8:00 PM on September 24, 2021 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8364643. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until October 1, 2021. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	8364643

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from continuing operations and adjusted net loss from continuing operations and adjusted net(loss) from continuing operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net loss from continuing operations as net loss from continuing operations excluding share-based compensation. The Company defines adjusted net loss from continuing operations per share – basic and diluted as net loss from continuing operations per share excluding impact of share-based compensation. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the business and is not reflected in the presentation of adjusted loss from continuing operations, adjusted net loss from continuing operations, and adjusted net loss from continuing operations per share – basic and diluted. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, representing the index rate as of June 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Investor Relations

Uxin Limited

Tel: +86 10 5691-6765

Email: ir@xin.com

Eric Yuan

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com

1 GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Revenues
Retail vehicle sales	-	91,745	14,209
Wholesale vehicle sales	-	176,591	27,350
Commission revenue	28,582	-	-
Value-added service revenue	23,131	-	-
Others	10,515	9,482	1,469
Total revenues	62,228	277,818	43,028
Cost of revenues	(79,912)	(266,689)	(41,305)
Gross (loss)/ profit	(17,684)	11,129	1,723
Operating expenses
Sales and marketing	(115,750)	(42,159)	(6,530)
General and administrative	(86,898)	(38,347)	(5,939)
Research and development	(22,805)	(8,338)	(1,291)
Provision for credit losses, net	74,022	5,476	848
Total operating expenses	(151,431)	(83,368)	(12,912)
Other operating income	40,752	21,542	3,336
Loss from continuing operations	(128,363)	(50,697)	(7,853)
Interest income	1,136	3,045	472
Interest expenses	(28,969)	(18,389)	(2,848)
Other income	1,897	1,114	173
Other expenses	(4,097)	(818)	(127)
Foreign exchange gains/(losses)	274	(3,723)	(577)
Loss from continuing operations before income tax expense	(158,122)	(69,468)	(10,760)
Income tax (expense)/ benefit	(32)	-	-
Equity in income of affiliates	5,754	276	43
Net loss from continuing operations, net of tax	(152,400)	(69,192)	(10,717)
Less: net loss attributable to non-controlling interests shareholders	(5)	-	-
Net loss from continuing operations, attributable to UXIN LIMITED's ordinary shareholders	(152,395)	(69,192)	(10,717)

Discontinued operations
Net income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the three months ended June 30, 2020)	295,744	-	-
Net income from discontinued operations attributable to UXIN LIMITED's ordinary shareholders	295,744	-	-
Net income/(loss)	143,344	(69,192)	(10,717)
Less: net loss attributable to non-controlling interests shareholders	(5)	-	-
Net income/(loss) attributable to UXIN LIMITED's ordinary shareholders	143,349	(69,192)	(10,717)
Net income/(loss)	143,344	(69,192)	(10,717)
Foreign currency translation	1,687	24,870	3,852
Total comprehensive income/(loss)	145,031	(44,322)	(6,865)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(5)	-	-
Total comprehensive income/(loss) attributable to UXIN LIMITED's ordinary shareholders	145,036	(44,322)	(6,865)
Net income/(loss) attributable to UXIN LIMITED's ordinary shareholders
Weighted average shares outstanding – basic	891,184,665	1,116,946,693	1,116,946,693
Weighted average shares outstanding – diluted	1,179,129,118	1,116,946,693	1,116,946,693
(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.17)	(0.06)	(0.01)
Discontinued operations	0.33	-	-
(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.17)	(0.06)	(0.01)
Discontinued operations	0.27	-	-

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of
	March 31,	As of June 30,
	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	192,605	123,985	19,203
Restricted cash	41,114	42,653	6,606
Accounts receivable, net	2,446	2,615	406
Amounts due from related parties, net of provision for credit losses ofRMB6,456 as of March 31, 2021 and June 30, 2021 (i)	129,383	125,566	19,448
Loan recognized as a result of payment under the guarantee, net of provisionfor credit losses of RMB1,182,609 and RMB748,718 as of March 31,2021 and June 30, 2021, respectively	179,947	138,594	21,465
Other receivables, net of provision for credit losses of RMB20,980 andRMB18,430 as of March 31, 2021 and June 30, 2021, respectively	110,025	118,235	18,312
Inventory, net	69,587	97,081	15,036
Prepaid expenses and other current assets	107,836	102,530	15,880
Total current assets	832,943	751,259	116,356
Non-current assets
Property, equipment and software, net	29,306	26,714	4,137
Intangible assets, net	27	17	3
Long term investments	288,428	288,704	44,715
Other non-current assets (ii)	36,000	33,000	5,111
Right-of-use assets, net	46,829	45,076	6,981
Total non-current assets	400,590	393,511	60,947
Total assets	1,233,533	1,144,770	177,303
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings and current portion of long-term borrowings	79,560	68,684	10,638
Accounts payable	101,205	96,661	14,971
Guarantee liabilities	2,441	1,811	280
Other payables and other current liabilities (iii)	788,303	693,658	107,434
Deferred revenue	23,296	21,267	3,294
Convertible notes, current (iv)	-	1,598,176	247,526
Amounts due to related parties (v)	69,434	69,434	10,754
Operating lease liabilities, current	11,657	10,733	1,662
Consideration payment to WeBank, current (vi)	71,309	72,159	11,176
Total current liabilities	1,147,205	2,632,583	407,735
Non-current liabilities
Long-term borrowings	233,000	233,000	36,087
Convertible notes, non-current (iv)	1,614,040	-	-
Operating lease liabilities, non-current	34,365	35,111	5,438
Consideration payment to WeBank, non-current (vi)	200,778	162,046	25,098
Other non-current liabilities (vii)	-	103,319	16,002
Total non-current liabilities	2,082,183	533,476	82,625
Total liabilities	3,229,388	3,166,059	490,360
Shareholders’ deficit
Ordinary shares	733	737	114
Additional paid-in capital	13,695,877	13,714,761	2,124,146
Accumulated other comprehensive income	217,747	242,617	37,577
Accumulated deficit	(15,910,049)	(15,979,241)	(2,474,869)
Total Uxin’s shareholders’ deficit	(1,995,692)	(2,021,126)	(313,032)
Non-controlling interests	(163)	(163)	(25)
Total shareholders’ deficit	(1,995,855)	(2,021,289)	(313,057)
Total liabilities and shareholders’ deficit	1,233,533	1,144,770	177,303

(i)	Amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020.

(ii)	Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(iii)	Other payables and other current liabilities included a total of RMB 129.2 million (US$ 20 million) prepayment for the subscription of senior convertible preferred shares from Joy Capital on June 25, 2021. Although the underlying share certificates for the senior convertible preferred shares were issued on the same day, the certificate of designation of senior convertible preferred shares was dated on July 12, 2021, the first closing date of the transaction with Joy Capital and NIO Capital. Therefore, we recorded the amount received as other current liabilities as of June 30, 2021.

(iv)	Pursuant to the convertible note purchase agreement we entered into with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, early redemption is permitted if requested by holders three years after June 9, 2019. As of June 30, 2021, all convertible notes, non-current were reclassified into convertible notes, current. Subsequently, they converted their convertible notes in an aggregate principal amount of US$69 million into our 66,990,291 Class A ordinary shares on July 12, 2021, and the remaining principal amounts will be repaid in four instalments schedule.

(v)	Amounts due to related parties mainly represented the advertising and marketing expenses payable to 58.com.

(vi)	On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB 48 million instalment payments will be waived (represents present value of RMB 42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021.

(vii) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of our suppliers, in order to settle all payables due to this supplier, as long as we make payments on schedule, a total of RMB56.1 million, recorded as other non-current liabilities of June 30, 2021, will be waived after full payment is made by us. The last payment of RMB 50 million will be made on December 31, 2022, and therefore, classified as other non-current liabilities. Additionally, we also entered into other supplemental agreements with two other suppliers to settle payables due to them. Total amount of RMB 16.0 million, recorded as other payables and other current liabilities of June 30, 2021, will be waived after all instalments pursuant to contractual payment schedules contained in the supplemental agreements are made by us.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Cost of revenues	2,142	-	-
Sales and marketing	5,056	-	-
General and administrative	(10,752)	6,142	951
Research and development	(1,121)	-	-

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Loss from continuing operations	(128,363)	(50,697)	(7,853)

Add: Share-based compensation expenses	(4,675)	6,142	951
- Cost of revenues	2,142	-	-
- Sales and marketing	5,056	-	-
- General and administrative	(10,752)	6,142	951
- Research and development	(1,121)	-	-

Non-GAAP adjusted loss from continuing operations	(133,038)	(44,555)	(6,902)

	For the three months ended June 30,
	2020	2021
Net loss from continuing operations	(152,400)	(69,192)	(10,717)

Add: Share-based compensation expenses	(4,675)	6,142	951
- Cost of revenues	2,142	-	-
- Sales and marketing	5,056	-	-
- General and administrative	(10,752)	6,142	951
- Research and development	(1,121)	-	-

Non-GAAP adjusted net loss from continuing operations	(157,075)	(63,050)	(9,766)

Net loss from continuing operations per share – basic	(0.17)	(0.06)	(0.01)
Net loss from continuing operations per share – diluted	(0.17)	(0.06)	(0.01)
Non-GAAP adjusted net loss from continuing operations per share – basic	(0.18)	(0.06)	(0.01)
Non-GAAP adjusted net loss from continuing operations per share – diluted	(0.18)	(0.06)	(0.01)
Weighted average shares outstanding – basic	891,184,665	1,116,946,693	1,116,946,693
Weighted average shares outstanding – diluted	1,179,129,118	1,116,946,693	1,116,946,693

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.4566 as of June 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.